# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209124
Title of class of securities: Class A Ordinary Shares, nominal value EUR 2.40 per share
Address of issuer's principal executive offices: CARRER DEL FOC, 68, BARCELONA, Spain (U3), 08038
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001193125-23-178119
Filed by CIK 0001981744
Persons authorized to receive notices and communications: Teresa Olaya Mendez Florez, C/ Alfonso XII, 16, Madrid, Spain (U3), 28014, 34 670 24 17 35

## Reporting persons
- Orilla Asset Management, S.L. (CIK 0001981744): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); source of funds: other (OO); sole voting power 0; shared voting power 2,539,771; sole dispositive power 0; shared dispositive power 2,539,771; aggregate amount beneficially owned 2,539,771 (10.7% of the class)
- Francisco Jose Riberas Mera: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); source of funds: other (OO); sole voting power 0; shared voting power 2,539,771; sole dispositive power 0; shared dispositive power 2,539,771; aggregate amount beneficially owned 2,539,771 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value EUR 2.40 per share
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: CARRER DEL FOC, 68, BARCELONA, Spain (U3), 08038
Comment:
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 28, 2023 (the "Schedule 13D") by the Reporting Persons with respect to the Class A ordinary shares of Wallbox N.V., a public limited liability company organized under the laws of the Netherlands (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in Schedule 13D. Except as specifically set forth herein, Schedule 13D remains unmodified and in full force and effect.

Effective July 3, 2025, the Issuer effected a 20-for-1 reverse stock split of its ordinary shares (the "Reverse Stock Split"), pursuant to which every twenty (20) Class A ordinary shares, nominal value EUR 0.12 per share, of the Issuer then issued and outstanding were automatically combined into one (1) Class A ordinary share, nominal value EUR 2.40 per share, of the Issuer (as so combined, the "Class A Ordinary Shares"), and the CUSIP number for the Class A Ordinary Shares was changed to N94209124. Unless otherwise indicated, all share and per share figures in this Amendment No. 1 give effect to the Reverse Stock Split.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of Schedule 13D is hereby amended and supplemented as follows:

The business address of Mr. Riberas is hereby amended to C/ Alfonso XII, 16, 28014 Madrid, Spain.

The business address of Orilla Asset Management, S.L. is hereby amended to C/ Alfonso XII, 16, 28014 Madrid, Spain.

Except as set forth above, no other information in Item 2 of Schedule 13D is amended by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2026, Orilla Asset Management, S.L. acquired 501,361 Class A Ordinary Shares at a price of $2.7216 per share upon the conversion into Class A Ordinary Shares of the outstanding principal amount of, and accrued interest under, the Loan Agreement (as defined in Item 4 of this Amendment No. 1). The aggregate subscription price for such Class A Ordinary Shares was satisfied in full by set-off against the corresponding principal and accrued interest owed by the Issuer to Orilla Asset Management, S.L. under the Loan Agreement (as defined in Item 4 of this Amendment No. 1), and no additional cash consideration was paid by Orilla Asset Management, S.L. in connection with such acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

On April 8, 2026, Orilla Asset Management, S.L., the Issuer and certain other parties entered into a bridge loan facility agreement (the "Loan Agreement") in connection with the Issuer's restructuring. On June 30, 2026, pursuant to a subscription agreement entered into between Orilla Asset Management, S.L. and the Issuer (the "2026 Subscription Agreement") and a related deed of issuance, the Issuer issued 501,361 Class A Ordinary Shares to Orilla Asset Management, S.L. at a price of $2.7216 per share. The subscription price was satisfied by set-off against the outstanding principal amount of, and accrued interest under, the Loan Agreement, thereby converting such principal and accrued interest into Class A Ordinary Shares and discharging the corresponding indebtedness.

The foregoing description of the 2026 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of subscription agreement filed as Exhibit 2.1 to the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on July 2, 2026, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information required by Items 5(a) and 5(b) is set forth in Rows 7 through 11 and 13 of the Cover Page for each Reporting Person and is incorporated herein by reference. The amounts reported in Rows 7 through 11 of the Cover Page for each Reporting Person are stated as of June 30, 2026, the date of the event requiring the filing of this Amendment No. 1, and the percentages reported in Row 13 are calculated based on the total number of Class A Ordinary Shares outstanding as of July 1, 2026, as provided by the Issuer.

Orilla Asset Management, S.L. is the record holder of the Class A Ordinary Shares reported herein. Mr. Riberas is the managing director and controlling shareholder of Orilla Asset Management, S.L., and as such, maintains voting and investment discretion with respect to the securities held. As a result, Mr. Riberas may be deemed to share beneficial ownership of the securities held of record by Orilla Asset Management, S.L.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 1 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 4 of this Amendment No. 1, including the descriptions of the Loan Agreement and 2026 Subscription Agreement, is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 5: Form of Subscription Agreement providing for payment by set-off (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 6-K filed on July 2, 2026).

## Signatures
- Orilla Asset Management, S.L.: /s/ Francisco Jose Riberas Mera, Francisco Jose Riberas Mera/Managing Director (08/05/2026)
- Francisco Jose Riberas Mera: /s/ Francisco Jose Riberas Mera, Francisco Jose Riberas Mera (08/05/2026)